October 27, 2010

Craig Wilson, Esq.

Senior Assistant,   Chief Accountant

Division of Corporate Finance

The United States Securities & Exchange Commission

100 F Street Northeast,

Washington. D.C.

United States of America,   20549

RE:    Form 20-F/A for the Fiscal Year Ended December 31, 2009

Dear Sir:

We are replying to your letter of October 6, 2010.

Form 20-F/A for the Fiscal Year ended December 31, 2009.

Item 17.

      Financial Statements, page 26

                         2.   The audit reports for the financial statements for the years ended December 31, 2008 and 2007 will be included in the next Form20-F/A we will be filing.

Item 16F.

Change in Certifying Accountant

I spoke with Melissa Walsh about the reply to our comments regarding the previous auditors BDO Dunwoody – there was a miscommunication – this is not about a retainer, it is about the final billing after the audit was completed and the fact that they were the sole reason that the company filed both the 2008 and 2009 Form 20F Annual Reports late.  The 2009 Form 20F was filed so late, we lost our Bulletin board listing.

We are nearing completion of wording for Item 16F, explaining in complete detail, the issue, which will be presented to BDO, in an effort to persuade them to release the letter.

We are expecting to meet with BDO within the next week.  After this meeting we will know better whether we will have the letter required.   If not, we will file the Amended Form 20-F/A with the proposed verbage we will present to BDO, and seek legal counsel as to how to remedy this dilemma.

We look forward to filing the amended Form 20-F/A by Monday, November 8th.

Yours truly,

CREATOR CAPITAL LIMITED

“Deborah Fortescue-Merrin”

Deborah Fortescue-Merrin

President & Director.

BERMUDA:

Floor Two b 73 Front Street b Hamilton HM12 b Bermuda

NORTH AMERICAN CONTACT:

P.O. Box 280 b 590 Willies Way b Bowen Island, B.C. b Canada b V0N 1G0
                                                                                                                                      Phone: 604-947-2554 b Fax: 604-947-0294